Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $69.2 Million for the Three Months Ended March 31, 2026

Limassol, Cyprus, June 2, 2026 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping and energy company, today announced its results for the three months ended March 31, 2026.

Highlights of the First Quarter Ended March 31, 2026:

◾	Total vessel revenues: $11.9 million for the three months ended March 31, 2026, as compared to $11.3 million for the three months ended March 31, 2025, or a 5.3% increase;
◾	Revenue from services: $9.3 million for the three months ended March 31, 2026, as compared to $9.0 million for the three months ended March 31, 2025, or a 3.3% increase;
◾	Net income of $69.2 million for the three months ended March 31, 2026, as compared to a $23.3 million loss for the three months ended March 31, 2025, or a 397.0% increase;
◾	Adjusted net income(1) of $9.6 million for the three months ended March 31, 2026, as compared to $4.9 million for the three months ended March 31, 2025;
◾	Earnings / (loss) per common share, basic: $4.65 per share for the three months ended March 31, 2026, as compared to $(2.18) per share for the three months ended March 31, 2025;
◾	EBITDA(1): $74.8 million for the three months ended March 31, 2026, as compared to $(18.3) million for the three months ended March 31, 2025;
◾	Adjusted EBITDA(1): $15.2 million for the three months ended March 31, 2026, as compared to $9.9 million for the three months ended March 31, 2025; and
◾	Cash and restricted cash of $192.8 million as of March 31, 2026, as compared to $152.8 million as of December 31, 2025.

(1) Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions of these measures and reconciliation to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary for First Quarter 2026:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“In Q1 2026, improved market conditions across both dry bulk and containership sectors, underpinned by stronger freight rates and steady charter demand, supported our positive outlook. The strong performance of our listed equity portfolio contributed meaningfully to our results, reflecting a significant unrealized fair value gain during the quarter.

During the quarter, we also completed our second sale-and-leaseback transaction, enhancing our financial flexibility and further optimizing our capital structure. Maintaining our disciplined approach to capital management, we remain focused on preserving financial strength while pursuing opportunities that support long-term shareholder value.”

Earnings Commentary:

First Quarter ended March 31, 2026, and 2025 Results

Total vessel revenues for the three months ended March 31, 2026, increased to $11.9 million from $11.3 million in the same period of 2025. This variation was mainly driven by an increase in prevailing charter rates of our vessels, from a Daily TCE Rate of $9,555 in the three months ended March 31, 2025 to $14,926 in the three months ended March 31, 2026, representing a 56.2% increase. The increase was partially offset by the decrease in our Available Days (defined below), from 1,068 days in the three months ended March 31, 2025 to 741 days in the three months ended March 31, 2026, following the sale of two dry bulk vessels and two containership vessels in the first and second quarters of 2025. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Revenue from services for the three months ended March 31, 2026, increased to $9.3 million from $9.0 million in the same period of 2025 and relates to revenue earned from our subsidiary acquired in late 2024, MPC Münchmeyer Petersen Capital AG (“MPC Capital”). Revenue from services primarily consists of transaction and management services. The increase was mainly driven by a $0.8 million rise in management services revenue, partially offset by a $0.5 million decline in transaction services and other revenue.

There was a decrease in voyage expenses to $0.9 million in the three months ended March 31, 2026, from $1.1 million in the same period of 2025, which was mainly associated with the decrease in port and other expenses.

Vessel operating expenses decreased by $1.6 million to $4.1 million in the three months ended March 31, 2026, from $5.7 million in the same period of 2025, mainly reflecting the net decrease in the Ownership Days of our fleet to 810 days in the three months ended March 31, 2026, from 1,094 days in the same period in 2025.

Cost of revenue from services for the three months ended March 31, 2026 increased to $5.6 million from $4.7 million in the same period of 2025 and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of MPC Capital. The increase was primarily attributable to foreign exchange movements, which increased the U.S. dollar translation of Euro-denominated costs, as well as slightly higher personnel expenses during the three-month period ended March 31, 2026.

Management fees in the three months ended March 31, 2026 amounted to $0.8 million, whereas in the same period of 2025, management fees totaled $1.3 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales of vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2025.

Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property, plant and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $2.3 million in the three months ended March 31, 2026, from $2.7 million in the same period of 2025. The decrease by $0.4 million reflects mainly the decrease in the Ownership Days of our fleet following the sales of vessels discussed above. Dry-dock and special survey amortization charges amounted to $0.5 million for the three months ended March 31, 2026, compared to a charge of $0.2 million in the respective period of 2025. This variation in dry-dock and special survey amortization charges reflects mainly the increase in aggregate amortization days resulting from three vessels undergoing scheduled dry-dock from April 1, 2025 to December 31, 2025, and two vessels undergoing scheduled dry-dock from January 1, 2026 to March 31, 2026. Further to the above, depreciation and amortization expenses for our asset management segment amounted to $0.9 million for the three-month period ended March 31, 2026 from $0.5 million in the same period of 2025. The increase was primarily driven by higher depreciation charges in the current period, following the reclassification of Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG (“EP Heringen”) property, plant and equipment from assets held for sale to property, plant and equipment in the consolidated balance sheet as of December 31, 2025, upon which depreciation for this asset recommenced. While EP Heringen was classified as held for sale, the related property, plant and equipment was not subject to depreciation.

General and administrative expenses in the three months ended March 31, 2026, amounted to $3.9 million, whereas, in the same period of 2025, general and administrative expenses totaled $4.1 million. The decrease was primarily attributable to lower professional fees and other expenses, as the prior year comparable period reflected elevated costs following the acquisition of MPC Capital in late 2024, partially offset by higher audit fees and personnel expenses.

Net loss from equity method investments in the three months ended March 31, 2026, amounted to $0.3 million compared to $0.6 million net gain in the same period of 2025, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net gain from equity method investments measured at fair value in the three months ended March 31, 2026, amounted to $46.5 million compared to $26.4 million net loss in the same period of 2025, resulting from the revaluation of such investments. These represent our shares in MPC Container Ships ASA (“MPCC”), whose share price appreciated by approximately 30% during the quarter, and MPC Energy Solutions N.V. for which we have elected the fair value option. No additional shares were acquired during the first quarter ended March 31, 2026. The revaluation effect on MPCC shares is higher compared to prior periods, as the Company presented a greater number of MPCC shares subject to fair value measurement following a change in its consolidation scope as of January 1, 2026, whereby the Company consolidated an entity holding an equity interest in MPCC, as well as the aforementioned appreciation in MPCC’s share price during the quarter. A portion of the revaluation gain is attributable to non-controlling interests and is reflected accordingly in the unaudited condensed consolidated statements of comprehensive income / (loss).

During the three months ended March 31, 2026, we incurred net interest and finance costs of $0.3 million, compared to $1.3 million during the same period in 2025. The decrease was primarily attributable to reduced interest expense, reflecting lower long-term debt obligations and more favorable interest rates during the three months ended March 31, 2026, compared to the corresponding period in the prior year.

Other income, net in the three months ended March 31, 2026 amounted to $18.5 million and mainly includes (i) a realized gain on sale of equity securities of $3.5 million and an unrealized gain of $3.3 million from revaluing our investments in listed equity and debt securities at period end market rates , (ii) dividend income on equity securities of $0.6 million, (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro Corp. (the “Toro Series A Preferred Shares”), (iv) other net amounting to $0.8 million due to recoveries of prior year allowances and reversals of provisions and (v) foreign exchange gains amounting to $10.0 million, primarily resulting from the foreign currency remeasurement effects associated with the Company’s NOK-denominated investment in MPCC. Other income, net in the three months ended March 31, 2025, amounted to $6.5 million, which includes mainly (i) a realized gain on sale of equity securities of $2.0 million and an unrealized gain of $0.3 million from revaluing our investments in listed equity securities at period end market rates, (ii) dividend income on equity securities of $0.8 million and dividend income of $0.4 million from our investment in 140,000 Toro Series A Preferred Shares, and (iii) foreign exchange gains of $3.0 million mainly resulting from the revaluation of the equity method investments.

Dividend income from equity method investments measured at fair value (related party) amounted to $4.2 million and $5.1 million in the three months ended March 31, 2026 and 2025, respectively, and includes dividend income from MPCC.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) as of March 31, 2026, increased by $40.0 million to $192.8 million, as compared to our cash position on December 31, 2025, which amounted to $152.8 million. The net increase was mainly the result of: (i) $8.6 million of net operating cash inflows during the three months ended March 31, 2026, (ii) net inflows of $5.7 million associated with the acquisition and disposition of equity method investments, (iii) net inflows of $15.4 million associated with the purchase and sale of equity securities / investments and (iv) $15.6 million of proceeds related to the sale and leaseback transaction of the M/V Magic Perseus, offset by (v) $2.3 million consisting of scheduled principal repayments under our existing credit facilities and financial liabilities and $0.5 million related to payments of deferred financing costs, (vi) $1.25 million of dividends paid relating to our 5.00% Series D Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series D Preferred Shares”), (vii) $0.1 million for other vessel improvements and acquisitions of property, plant and equipment and (viii) a $1.1 million effect of exchange rate changes on cash, cash equivalents and restricted cash.

On January 22, 2026, we successfully completed a sale and leaseback transaction for the M/V Magic Perseus, a 2013-built Kamsarmax bulk carrier vessel with a Japanese counterparty. The bareboat financing amounts to $15.6 million, has a duration of eleven years, including a put option for the counterparty at the end of year eight, and a purchase option for the Company beginning at the end of the second year of the bareboat charter period.

As of March 31, 2026, our total debt (including financial liabilities), gross of unamortized deferred loan fees (of $1.7 million), was $98.4 million, of which $9.8 million is repayable within one year, as compared to $85.6 million of total debt (including financial liabilities), gross of unamortized deferred loan fees, as of December 31, 2025, an increase mainly due to the sale and leaseback transaction of the M/V Magic Perseus.

Fleet Employment Status (as of June 2, 2026)

During the three months ended March 31, 2026, we operated on average 9.0 vessels earning a Daily TCE Rate(2) of $14,926 as compared to an average of 12.2 vessels earning a Daily TCE Rate(2) of $9,555 during the same period in 2025.

Our employment profile as of June 2, 2026 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Dry Bulk Carriers

Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$15,300 (3)	-(4)	-(4)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	$15,400 (5)	-(4)	-(4)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$16,600 (6)	-(4)	-(4)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$18,425 (8)	-(4)	-(4)
Magic P	Panamax	76,453	2004	Japan	Panamax Pool (9)	N/A	-(10)	-(10)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	$15,650 (11)	-(4)	-(4)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC(2)	-(4)	-(4)
Magic Celeste	Ultramax	63,310	2015	China	TC period	111% of BSI10TC (12)	-(4)	-(4)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Raphaela	Containership	26,811	2008	Turkey	TC period	$26,250	Nov-26	Jan-27

(1) TC stands for time charter.

(2) The benchmark vessel used in the calculation of the average Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3) The vessel’s daily gross charter rate is equal to 97% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $15,300 per day. In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from July 1, 2026 until September 30, 2026 at a rate of $15,000 per day. In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from October 1, 2026 until December 31, 2026 at a rate of $16,300 per day. Thereafter, the rate will be converted back to index-linked.

(4)  In accordance with the prevailing charter party, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.

(5)  The vessel’s daily gross charter rate is equal to 100% of BPI5TC(2). In accordance with the prevailing charter party, on November 17, 2025, we converted the index-linked rate to fixed from January 1, 2026 until June 30, 2026 at a rate of $15,400 per day. In accordance with the prevailing charter party, on March 1, 2026, we converted the index-linked rate to fixed from July 1, 2026 until December 31, 2026 at a rate of $17,550 per day. Thereafter, the rate will be converted back to index-linked.

(6)  The vessel’s daily gross charter rate is equal to 98% of BPI5TC(2). In accordance with the prevailing charter party, on January 26, 2026, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $16,600 per day. Thereafter, the rate will be converted back to index-linked.

(7)  The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed-consumption, and design characteristics.

(8)  The vessel’s daily gross charter rate is equal to 102% of BPI4TC(7). In accordance with the prevailing charter party, on February 20, 2026, we converted the index-linked rate to fixed from April 1, 2026 until June 30, 2026 at a rate of $18,425 per day. Thereafter, the rate will be converted back to index-linked.

(9)  The vessel is currently participating in an unaffiliated pool specializing in the employment of Panamax/Kamsarmax dry bulk vessels.

(10)  Under the prevailing pool agreement, owners may terminate the charter by giving three months’ written notice.

(11)  The vessel’s daily gross charter rate is equal to 100% of BPI4TC(7). In accordance with the prevailing charter party, on January 27, 2026, we converted the index-linked rate to fixed from February 1, 2026 until June 30, 2026 at a rate of $15,650 per day. Thereafter, the rate will be converted back to index-linked.

(12)  The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

Financial Results Overview of Operations:

Set forth below are selected financial data of our dry bulk, containership and asset management segments for each of the three months ended March 31, 2026, and 2025, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2026 (unaudited)	March 31, 2025 (unaudited)
Total vessel revenues	$11,942,829	$11,322,496
Revenue from services	$9,315,113	$9,021,663
Operating income/(loss)	$48,387,942	$(33,448,226)
Net income / (loss), net of taxes	$69,217,821	$(23,346,862)
Adjusted net income, net of taxes(1)	$9,631,660	$4,860,721
EBITDA(1)	$74,831,349	$(18,315,626)
Adjusted EBITDA(1)	$15,245,188	$9,891,957
Earnings / (Loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$4.65	$(2.18)
Earnings / (Loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.83	$(2.18)

(1)   Adjusted net income, EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income/(loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data which are applicable only for our dry bulk vessel and containership segments for each of the three months ended March 31, 2026, and 2025, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2026	2025
Ownership Days(1)(7)	810	1,094
Available Days(2)(7)	741	1,068
Operating Days(3)(7)	740	1,064
Daily TCE Rate(4)	$14,926	$9,555
Fleet Utilization(5) (7)	99.9%	99.6%
Daily vessel operating expenses(6)	$5,122	$5,180

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days and Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2026	2025
REVENUES
Time charter revenues	$10,914,590	$11,322,496
Pool revenues	1,028,239	—
Total vessel revenues	$11,942,829	$11,322,496
Revenue from services (including related party revenues)	$9,315,113	$9,021,663
Total revenues	$21,257,942	$20,344,159
EXPENSES
Voyage expenses (including commissions to related party)	(882,438)	(1,117,692)
Vessel operating expenses	(4,148,479)	(5,667,151)
Cost of revenue from services	(5,610,294)	(4,723,514)
Management fees - related parties	(847,140)	(1,279,215)
Depreciation and amortization	(3,696,879)	(3,449,413)
Loss on vessels held for sale (including commissions to related party)	—	(5,554,777)
(Provision) / recovery of provision for doubtful accounts	75,622	(4,981)
General and administrative expenses (including related party fees)	(3,899,356)	(4,133,036)
Net loss on sale of vessel (including commissions to related party)	—	(2,084,289)
Net gain on disposition of assets	637	19,256
Net (loss) / gain from equity method investments	(343,371)	569,498
Net gain / (loss) from equity method investments measured at fair value	46,481,698	(26,367,071)
Operating income / (loss)	$48,387,942	$(33,448,226)
Interest and finance costs, net (1) (including related party interest expense)	(337,528)	(1,287,414)
Other income, net	18,541,411	6,539,666
Dividend income from equity method investments measured at fair value (related party)	4,205,117	5,143,521
Income taxes	(1,579,121)	(294,409)
Net income / (loss)	$69,217,821	$(23,346,862)
Less: Net (income) / loss attributable to the non-controlling interest	(22,222,104)	4,261,079
Net income / (loss) attributable to Castor Maritime Inc.	46,995,717	(19,085,783)
Dividend on Series D Preferred Shares	(1,250,000)	(1,250,000)
Deemed dividend on Series D Preferred Shares	(799,816)	(712,537)
Net income / (loss) attributable to common shareholders of Castor Maritime Inc.	$44,945,901	$(21,048,320)
Other comprehensive income / (loss):
Foreign currency translation	(8,427,085)	9,187,348
Net cash flow hedges	(140,764)	256,907
Other comprehensive income / (loss)	(8,567,849)	9,444,255
Other comprehensive loss / (income) attributable to noncontrolling interests	3,571,480	(2,458,445)
Other comprehensive income / (loss) attributable to Castor Maritime Inc.	(4,996,369)	6,985,810

Total comprehensive income / (loss)	60,649,972	(13,902,607)
Less: Comprehensive (income) / loss attributable to noncontrolling interests	(18,650,624)	1,802,634
Total comprehensive income / (loss) attributable to Castor Maritime Inc.	41,999,348	(12,099,973)

Earnings / (loss) per common share, basic attributable to Castor Maritime Inc. common shareholders	$4.65	$(2.18)
Earnings / (loss) per common share, diluted attributable to Castor Maritime Inc. common shareholders	$0.83	$(2.18)
Weighted average number of common shares outstanding, basic	9,662,354	9,662,354
Weighted average number of common shares outstanding, diluted	56,558,376	9,662,354

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$191,809,759	$151,775,129
Due from related parties	10,828,910	13,155,509
Investment in equity securities	19,335,272	27,759,775
Investment in debt securities	557,745	554,924
Other current assets	28,368,579	28,169,537
Total current assets	250,900,265	221,414,874

NON-CURRENT ASSETS:
Vessels, net	154,259,328	156,496,033
Property, plant and equipment, net	33,576,594	34,658,519
Restricted cash	1,000,000	1,000,000
Due from related parties	2,893,839	2,893,839
Investment in related party	117,521,579	117,521,579
Equity method investments	43,303,140	50,045,840
Equity method investments measured at fair value	215,481,838	139,745,917
Intangible assets, net	20,112,217	21,173,403
Goodwill	23,551,297	24,126,824
Other non-current assets	30,443,636	28,281,613
Total non-current assets	642,143,468	575,943,567
Total assets	893,043,733	797,358,441

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6,479,332	5,637,620
Current portion of financial liabilities, net	2,860,159	1,548,990
Accrued liabilities	15,731,739	16,700,000
Due to related parties, current	1,073,082	1,106,606
Other current liabilities	10,340,624	9,413,688
Total current liabilities	36,484,936	34,406,904

	March 31, 2026	December 31, 2025
NON-CURRENT LIABILITIES:
Long-term debt, net	62,240,232	64,992,597
Long‐term financial liabilities, net	25,146,445	12,046,770
Deferred tax liabilities	11,624,337	10,596,230
Other non-current liabilities	5,972,582	6,358,462
Total non-current liabilities	104,983,596	93,994,059
Total liabilities	141,468,532	128,400,963

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 100,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025, aggregate liquidation preference of $100,000,000 as of March 31, 2026 and December 31, 2025	81,513,891	80,714,075
Total mezzanine equity	81,513,891	80,714,075

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of March 31, 2026 and December 31, 2025	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025	12	12
Additional paid-in capital	265,339,741	265,339,741
Retained earnings	284,398,681	239,452,780
Accumulated other comprehensive income	15,632,143	20,628,512
Total Castor Maritime Inc. shareholders’ equity	565,380,239	525,430,707
Noncontrolling interests	104,681,071	62,812,696
Total shareholders’ equity	670,061,310	588,243,403
Total liabilities, mezzanine equity and shareholders’ equity	$893,043,733	$797,358,441

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three Months Ended March 31,
	2026	2025
Cash Flows provided by / (used in) Operating Activities:
Net income / (loss)	$69,217,821	$(23,346,862)
Adjustments to reconcile net income to net cash provided by / (used in) Operating Activities:
Depreciation and amortization	3,696,879	3,449,413
Amortization and write off of deferred finance charges	117,245	8,587
Amortization of fair value of acquired time charters	—	119,733
Straight line amortization of hire	(405,823)	52,084
Net loss on sale of vessels	—	2,084,289
Loss on vessels held for sale	—	5,554,777
Provision / (recovery) of provision for doubtful accounts	(75,622)	4,981
Share-based compensation	62,575	53,753
Non-cash compensation (transfer of shares)	—	272,780
Adjustments for non-cash finance costs	40,189	—
Net gain on disposition of assets	(637)	(19,256)
Non-cash effects from translation to reporting currency	(942,498)	(89,232)
Unrealized losses / (gains) from equity method investments	343,371	(569,498)
Unrealized (gains) / losses from equity method investments measured at fair value	(46,481,698)	26,367,071
Dividend income from equity method investments measured at fair value (related party)	(4,205,117)	(5,143,521)
Unrealized foreign exchange gains from equity method investments	(10,236,718)	(3,179,953)
Realized gain on sale of equity securities	(3,481,080)	(1,980,684)
Unrealized gains on equity securities	(3,270,869)	(291,347)
Unrealized gain on debt securities	(2,822)	—
Deferred income taxes	1,582,716	—
Changes in operating assets and liabilities:
Accounts receivable trade	10,823	(1,955,462)
Inventories	(19,705)	818,493
Due from/to related parties	2,462,778	(1,030,053)
Prepaid expenses and other assets	(287,561)	(1,271,340)
Accounts payable	(446,428)	2,064,552
Accrued liabilities	(865,023)	(6,589,824)
Income tax receivable / payable	(346,204)	(695,443)
Derivative assets and liabilities, net	251,979	(467,075)
Deferred revenue	269,400	49,137
Dry-dock costs paid	(2,583,828)	(1,148,908)
Dividends received from equity method investments measured at fair value	4,205,117	5,143,521
Net Cash provided by / (used in) Operating Activities:	8,609,260	(1,735,287)

Cash flow provided by Investing Activities:
Vessel acquisition and other vessel improvements	(16,290)	(106,375)
Net proceeds from sale of vessels	—	29,191,321
Advance received for sale of vessel	—	1,450,000
Acquisitions of property and equipment, net	(99,696)	(112,563)
Purchase of equity securities	—	(8,880,477)
Proceeds from sale of equity securities	15,203,916	21,936,807
Payments for acquisition of equity method investments	(36,858)	(2,595,745)
Payments received from disposition of equity method investments	5,702,697	—
Proceeds from disposition of equity investments	1,287,110	—
Payments for acquisition of equity investments	(1,106,423)	—
Net cash provided by Investing Activities:	20,934,456	40,882,968

Cash flows (used in) / provided by Financing Activities:
Dividends paid on Series D Preferred Shares	(1,250,000)	(847,222)
Repayment of long-term debt (including related party)	(1,511,693)	(50,527,407)
Proceeds from long-term debt	—	1,577,002
Proceeds from long term financial liability	15,600,000	—
Repayment of long-term financial liability	(761,040)	—
Payment of deferred financing costs	(476,653)	(110,000)
Net cash (used in) / provided by Financing Activities:	11,600,614	(49,907,627)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,109,700)	1,289,919
Net increase / (decrease) in cash, cash equivalents, and restricted cash	40,034,630	(9,470,027)
Cash, cash equivalents and restricted cash at the beginning of the period	152,775,129	88,616,996
Cash, cash equivalents and restricted cash at the end of the period	$192,809,759	$79,146,969

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate which is applicable only for our dry bulk and containership fleet to Total vessel revenues (applicable only to dry bulk and containership segments) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2026	2025
Total vessel revenues	$11,942,829	$11,322,496
Voyage expenses - including commissions to related party	(882,438)	(1,117,692)
TCE revenues	$11,060,391	$10,204,804
Available Days	741	1,068
Daily TCE Rate	$14,926	$9,555

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity and debt securities and equity method investments (including those measured at fair value), unrealized foreign exchange losses / (gains) from equity method investments and non-recurring expenses, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gain/loss on securities and non-recurring expenses for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/ income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended March 31,
(In U.S. dollars)	2026	2025
Net income / (loss), net of taxes	$69,217,821	$(23,346,862)
Depreciation and amortization	3,696,879	3,449,413
Interest and finance costs, net (1)	337,528	1,287,414
Income taxes	1,579,121	294,409
EBITDA	$74,831,349	$(18,315,626)
Unrealized (gain) / loss on equity securities	(3,270,869)	(291,347)
Unrealized (gain) / loss on debt securities	(2,822)	—
Unrealized loss / (gain) from equity method investments	343,371	(569,498)
Unrealized (gains) / losses from equity method investments measured at fair value	(46,481,698)	26,367,071
Unrealized foreign exchange losses / (gains) from equity method investments	(10,236,718)	(3,179,953)
(Gain) / Loss on vessels held for sale	—	5,554,777
Share-based compensation	62,575	53,753
Non-cash compensation (transfer of shares)	—	272,780
Adjusted EBITDA	$15,245,188	$9,891,957

(1)	Includes interest and finance costs and interest income, if any.

Adjusted Net Income. To derive Adjusted Net Income/(Loss) from Net Income/(Loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as unrealized losses from investments measured at fair value and other items which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income for the periods presented:

Adjusted Net Income Reconciliation

	Three Months Ended March 31,
(In U.S. dollars)	2026	2025
Net income / (loss), net of taxes	$69,217,821	$(23,346,862)
Unrealized (gain) / loss on equity securities	(3,270,869)	(291,347)
Unrealized (gain) / loss on debt securities	(2,822)	—
Unrealized loss / (gain) from equity method investments	343,371	(569,498)
Unrealized (gains) / losses from equity method investments measured at fair value	(46,481,698)	26,367,071
Unrealized foreign exchange losses / (gains) from equity method investments	(10,236,718)	(3,179,953)
(Gain) / Loss on vessels held for sale	—	5,554,777
Share-based compensation	62,575	53,753
Non-cash compensation (transfer of shares)	—	272,780
Adjusted net income, net of taxes	$9,631,660	$4,860,721

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and containership vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our vessel acquisitions, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, the effects of our acquisition of MPC Münchmeyer Petersen Capital AG, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, competition in the shipping and energy infrastructure management business, our ability to identify and develop new investment projects, our ability to maintain and increase the volume of the assets under our management and therefore our ability to earn fees, the financial performance of our investees over which we do not exercise control, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East (including the outbreak of war in Iran and effective closure of the Strait of Hormuz, as well as any further broadening of the conflict), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea and the Strait of Hormuz, sanctions, “trade wars”, tariffs, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea and the Strait of Hormuz, fluctuating demand for dry bulk and containership vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the Securities and Exchange Commission (the “SEC”). The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the SEC for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com